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                                                                     EXHIBIT 4.2

                           MANCHESTER COMPANIES, INC.
                              AMENDED AND RESTATED
                               RETAINER AGREEMENT

THIS AGREEMENT (the "Agreement") dated as of January 12, 1997 confirms that MEDICAL GRAPHICS CORPORATION ("MGC") has engaged, as of the date hereof, Manchester Companies, Inc. ("MCI") to perform certain Organization Reengineering/Renewal Services (the "Services") for MGC. In connection with the foregoing, MGC and MCI agree that:

     1. RETENTION. MGC hereby retains MCI on an exclusive basis in connection with providing Organization Reengineering/Renewal Services for MGC as described herein.

     2.   TERMINATION.  The initial terms of this Agreement shall be for twelve
          (12) months commencing on the date hereof.  During the initial twelve
          (12) month term, this Agreement may not be terminated by either MGC or MCI except for failure to provide, using reasonably business practices, the Services described herein. Following expiration of the initial twelve (12) month term of this Agreement, either MCI or MGC may terminate this Agreement at any time upon 30 days written notice, delivered to the other, and without liability or continuing obligation on the part of MCI. However, MGC's obligations to MCI shall continue after the termination of this Agreement.

     3.   SERVICES TO BE PERFORMED:

          A. Evaluate and analyze the business operations, financing and capitalization of the Company and its Divisions and make recommendations for improvement to MGC management and the Board. MCI's activities will include, but not be limited to, control of cash accounts, review of cash flow projections, review of cost accounting systems, review of inventory controls, review of overall accounting/control environment, recommendations for expediting collection of accounts receivable, negotiations with trade creditors, negotiations with banks regarding credit agreements, negotiations with major suppliers/customers regarding outstanding issues, review of sales/pricing mechanisms, and assistance with decision/management oversight and processes.

          B. Develop a short-term crisis management plan to assure MGC's positive cash flow/profitability.

          C. Develop and communicate proposals for refinancing/renewing MGC to existing secured and unsecured creditors.

          D. Make recommendations regarding refinancing through new sources as appropriate.

          E. Develop/implement strategy for communications to shareholders, employees, creditors and capital markets.

          F.   Reengineer operations to assure acceptable gross margins.

          G. Refocus/restructure the organization in accordance with the crisis management plan.

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          H.   Assure organizational effectiveness through appropriate policies, procedures, HR management and system controls.

          I. Develop reliable financial reporting systems/procedures including the timely preparation and review of Bank reporting/compliance documents.

          J. Provide the Board with timely updates on progress. Seek audit committee approval for any significant changes in the Company's current financial reporting policies and procedures.

          K. Assist the Company in developing a definitive business plan including, but not limited to, business/industry description, management team resumes, products/services features and functions, market research/analysis, estimated market share/sales, design/development plans, operations plan, overall schedule and critical risks/problems.

          L. Assist the Company in obtaining replacement financing.

          M.   Assist the Company in obtaining equity
               investments.

MCI will be vested by the Board with the appropriate authority to effectively execute the crisis management plan and the Services described herein. MCI will report only to the Board.

     4.   FEES AND EXPENSES.

          A. A monthly fee of $20,000 beginning with the effective date of MCI's engagement and on the first of each month thereafter for a period of eleven (11) months.

          B. One hundred fifty thousand (150,000) Warrants for MGC's common stock will be issued to MCI, said Warrants to be exercisable for five (5) years from the effective date of this Agreement with an exercise price of $3.375 per share, in the form of the Warrant attached hereto as Exhibit A.

          C.   Thirty thousand (30,000) shares of MGC stock.

          D. Fifty thousand (50,000) options to acquire MGC stock at an exercise price of $3.375, which options shall vest ratably over the term of this Agreement and shall become fully vested upon a change in control. The options granted hereunder shall be in the form of Exhibit B attached hereto and incorporated herein.

          E. MGC agrees to, on an as-incurred basis, as documented by MCI, to reimburse MCI for all reasonable out-of-pocket expenses incurred in connection with the rendering of the Financing Services. MCI will submit expense reimbursement bills on a monthly basis, and MGC agrees that they will be paid within 10 days. Any individual expense in excess of $200 will be subject to MGC's prior written approval. MCI's fees do not include any fees charged by other related entities involved in pursuit of the execution of the Financing Services outlined herein. Such other fees include, but are not limited to, those charged by legal counsel, auditors and tax advisors, appraisal companies,


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               environment testing concerns, lenders, industry consultants and other consultants or professionals as may be mutually determined to be necessary.

          F. Failure by MGC to perform in accordance with any of the terms and conditions under this Paragraph 4 will result in all fees described therein to become due and payable immediately. MGC further agrees to reimburse MCI for any and all expenses, including legal fees, incurred by MCI to collect such fees.

     5. COOPERATION. MGC will cooperate with MCI and provide, where possible, information reasonably required by MCI in connection with fulfilling service obligations under this Agreement. In addition, MCI will require the involvement of, and MGC agrees to provide reasonable access to, the officers and directors of MGC.

     6.   CONFIDENTIALITY.

          A. This Agreement and its contents, including any proprietary company information, will be treated by MGC and MCI as confidential except as required by law. MCI will also treat as confidential the contemplated plans and strategies of MGC. Neither MGC nor MCI will, unless required by a statute, rule, regulation, agency or court, make any public or private statements about MGC, their financing or structure, without the prior consent of the other parties to this Agreement.

          B. Without limiting the generality of Section 6(a), any advice rendered by MCI pursuant to this Agreement may not, unless required by an statute, rule, regulation, agency or court, be disclosed publicly or privately in any manner without MCI's prior written approval and will be treated as confidential.

          C. MGC will provide MCI with all reasonable financial and other information requested by MCI for the purpose of rendering its Services pursuant to this Agreement. All non-public information given to MCI by MGC will be treated by MCI as confidential by it and will not be used by MCI for any purposes other than the performance of the Services rendered to MGC under this Agreement.

          D. With respect to information about their businesses provided by MGC, MCI agrees that, for a period of one (1) year, the information will be kept confidential by it and that access to the information will be limited to those persons under its supervision who may have a need to know the information. MCI further agrees that such information shall be deemed to be the property of MGC and, when in tangible form, shall be returned to MGC upon request. MGC's information shall be used only for Purposes expressed herein and may be used for other purposes only with the prior written approval of MGC. MCI also agrees to keep confidential in accordance herewith any analysis, compilation, study, or other documents prepared by MCI for use in connection with the above-mentioned Services.

          E. In the event that any party hereto, or either of its representatives, are requested or required (by oral questions, interrogatories, requests for information or documents, subpoena, Civil Investigative Demand, similar process or otherwise), to disclose any information of the other party, it is agreed that the requested or required party will


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               provide the other with prompt notice of such request so that the other may seek an appropriate protective order and/or waive compliance with the provisions of this Agreement. It is further agreed that, if in the absence of a protective order or the receipt of a waiver hereunder, any party or its representatives is nonetheless, in the opinion of its respective counsel, compelled to disclose information or else stand liable for contempt or suffer other censure or penalty or other adverse consequences, the requested party or its representative may disclose such information without liability hereunder.

          F. The phrase "information" does not include information which (i) is or becomes available to the public other than as a result of a disclosure in violation of the terms hereof; (ii) was in the possession of a respective party on a non-confidential basis prior to its disclosure under this Agreement; or (iii) becomes available on a non-confidential basis from a source other than a party hereto or its respective representative.

          G. Because damages at law would be difficult to ascertain in the event of the failure or refusal of either party hereto to comply with the Provisions of this paragraph 6, each party, in addition to, and not in limitation of, any of the rights, remedies or damages available at law or in equity, shall (a) be entitled to seek or restrain any such breach and (b) be entitled to seek the recovery from the breaching party of all costs and expenses, including reasonable attorneys' fees in connection therewith, incurred by the party seeking to enforce or prevent any breach or threatened breach of this paragraph 6.

     7. INDEMNIFICATION. If, in connection with any Services or matters that are the subject of this Agreement, MCI becomes involved in any capacity in any action or legal proceeding, pending or threatened, MGC agrees (i) to reimburse MCI for the reasonable legal fees, disbursements of counsel and other expenses (including the cost of investigation and preparation) incurred by MCI as such fees, disbursements and other expenses are incurred; and (ii) to indemnify, defend, and hold MCI harmless against any losses, claims, damages, or liabilities, joint or several, to which MCI may become subject arising out of any such action or legal proceeding.

     8. The provisions of this Agreement shall, where applicable, survive the expiration of the period of this Agreement, including any extensions thereof.

     9. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes and cancels as of the date hereof all prior understandings, written or oral, with respect to the subject matter hereof.

     10. GOVERNING LAW. This Agreement and the agreements contained herein shall be governed by, and construed in accordance with, the laws of the State of Minnesota, without giving effect to the principles of conflicts of laws thereof,


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     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.



MANCHESTER COMPANIES, INC.



By_________________________________

Its________________________________



MEDICAL GRAPHICS CORPORATION


By_________________________________


Its________________________________


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